Exhibit 99.1

NEWS RELEASE

YAMANA GOLD PROVIDES EXPLORATION UPDATE

Toronto, Ontario, November 26, 2007 - YAMANA GOLD INC. (TSX: YRI; NYSE: AUY; LSE: YAU) today announced a mine, near-mine and regional exploration update. These results continue to demonstrate unrealized value at Yamana’s principal operations and additional value created from potential discoveries resulting from Yamana’s exploration efforts.

El Peñón, Chile

At the El Peñón mine, drilling has discovered a new high-grade vein in the footwall of the Al Este vein. The vein intercepts were obtained as part of the infill drilling program at Al Este. The new vein has been intersected along a strike length of 700 metres and a dip length of 150 metres however, the best grades are currently in the southern end of the structure. The best results to date include (all true width):

Hole	From	To	Width(m)	Au(g/t)	Ag(g/t)	Aueq(g/t)
SPA0012	256	260	1.72	58.93	2,686	102.96
SPA0053	310	315	2.07	4.14	482.5	12.05
SPA0099	272	288	4.75	7.21	296	12.06
SAI0063	246	260	5.68	43.43	1,615	69.9

The discovery of this vein with its high-grade precious metals values along with Bonanza, Esmeralda and Al Este confirm the interpretation of this area as a new centre of high-grade mineralization for El Peñón (Figure 1 attached). All of these new vein discoveries occur within a kilometre of each other and are located less than one kilometre from underground development at Cerro Martillo.

These results corroborate Yamana’s view that there is unrealized value at El Peñón derived from continued precious metals production at high grades along with a longer mine life and the potential to increase annual gold production through a combination of high-grade areas and increased throughput.

Yamana is advancing its plans to increase throughput and production of precious metals at El Penon through the development of new veins at higher grades with production expected to increase from over 420,000 gold equivalent ounces in 2008 to over 500,000 gold equivalent ounces in 2010.

Jacobina, Brazil

At the Jacobina mine complex drilling has continued to focus on Canavieiras and on Morro do Vento east, both high-grade, near-mine targets in addition to two regional targets including Pindobaçu on which drill data was previously reported. At Canavieiras, 19 holes totaling 11,497 metres have been completed this year to infill and extend down dip previously identified mineralization along a two kilometre extension of conglomerate reefs.

CAN148:	11.0 metres at 3.95 g/t Au (from 462.8 to 489.4 metres) – MU Reef

12.2 metres at 4.08 g/t Au (from 495.6 to 509.0 metres) including 3.4 metres at 10.63 g/t Au – LU Reef

Most of the known resource at the Jacobina mine complex is at the Canavieiras mine.  These drilling results confirm the continuing importance of Canavieiras to the future expansion of Jacobina and the potential that Canavieiras will be larger and with higher grades than those currently being mined at João Belo.

Jacobina is undergoing a two-phased expansion expected to be completed in 2009 at which time production is expected to increase from approximately 140,000 ounces of gold in 2008 to over 200,000 ounces of gold in 2009.

Pilar de Goiás, Brazil

To date in 2007, Yamana has completed 75 drill holes at Pilar de Goiás. The Pilar de Goiás project is located in the Archean Pilar-Guarinos Greenstone Belt, which is geologically similar to the Crixas Greenstone Belt, which hosts Anglo Gold’s Crixas mine approximately 35 kilometres to the west of Pilar.

The most advanced drill target is the Jordino-Ogo-Três Buracos trend (JOT) (Figure 2 attached). In 2007, Yamana focused drilling on the Três Buracos and Jordino targets. Mineralization is localized within a thrust fault zone at the basal contact of graphitic schist. The mineralized fault contact has been traced along five kilometres of strike length and is open in all directions. Gold mineralization is structurally controlled and related to sulphide (mostly arsenopyrite) and quartz concentrations.

Within the fault, mineralization occurs in two principal zones:

Upper zone: Mineralization is hosted in chlorite schist, at the hanging wall portion of the main thrust fault and is up to 60 metres in width. The mineralization is typified by common thin quartz veinlets with associated disseminated pyrite.

Basal zone: Mineralization is characterized by strong silicification and sulphidation, with arsenopyrite as the main sulphide, commonly reaching as much as 5% of the rock volume. The average thickness of the Basal zone is 10 metres.

The Três Buracos target on the northeastern edge of the JOT trend has excellent potential as an open pit, heap leach target. The near surface mineralization is exposed continuously along strike in old garimpero workings. The most significant drill results from Três Buracos are listed in below:

Hole	Area	From	To	Interval (*)	Gold grade
		(m)	(m)	(m)	g/t Au
JOT 81	3 Buracos	87.0	111.0	24.0	0.91
	including	87.0	90.0	3.0	2.57
		106.0	110.2	4.2	2.42
JOT 76	3 Buracos	18.7	85.2	66.5	1.13
	including	26.0	31.0	5.0	4.59
	including	54.1	60.52	6.51	2.81
JOT 78	3 Buracos	82.0	134.0	52.0	0.85
	including	107.0	119.0	12.0	1.59
JOT 82		37.8	49.0	11.2	1.0
JOT 84	3 Buracos	75.0	84.0	9.0	1.29
	including	81.6	84.0	2.4	4.24
JOT 85	3 Buracos	50.0	104.0	54.0	2.96
	including	70.0	71.0	1.0	120.00 (**)
	including	90.4	104.0	13.6	1.63
JOT 93	3 Buracos	100.0	113.0	13.0	1.34
	including	102.0	103.0	1.0	10.27
(*) True width has yet to be determined
(**) grade capped at 120 g/t Au.

Gold mineralization at Jordino occurs mainly at the Basal zone. Drilling during the year was designed to investigate the continuity of the mineralization down dip and along strike to expand previous resources. The best results to date include:

Hole	Area	From	To	Interval (*)	Gold grade
		(m)	(m)	(m)	g/t Au
JOT 30	Jordino/Ogó	161.6	169.6	8.0	17.2
	including	161.6	162.7	1.1	117
JOT 103	Jordino	129.0	133.0	4.0	2.22
	including	129.8	130.8	1.0	7.75
JOT 106	Jordino	79.0	84.9	5.9	2.67
	including	82.0	83.7	1.7	8.89
JOT 107	Jordino	96.0	99.0	3.0	2.13
		143.0	150.0	7.0	7.62
	including	146.0	147.8	1.8	52.42
JOT 108	Jordino	148.0	155.2	7.2	2.71
	including	153.0	155.2	2.3	7.2
JOT 110	Jordino	54.0	97.4	43.4	2.45
	including	67.0	68.0	1.0	83.02
JOT 112	Jordino	99.0	109.0	10.0	1.36
	including	101.0	102.0	1.0	12.16
(*) True width has yet to be determined.

Drill results to date indicate that:
▪	the mineralized horizon is likely continuous along six kilometres of strike length along the JOT trend;
▪	the width and continuity of the Upper zone bodes well for a potential near surface deposit exploitable by open pit mining;
▪	high-grade results show potential for high-grade ore shoots distributed along the trend; and
▪	mineral envelopes outlined and geological pathfinders associated with both low and high-grade zones are well defined and will help in further exploration.

Yamana’s drilling program is targeted at outlining the JOT mineralization, testing continuation along the trend and the definition of high-grade ore shoots.  Pilar de Goiás is an underexplored gold belt with significant potential for discovery of new gold deposits.  Três Buracos and Jordino are two of several significant targets in the area which demonstrate the potential for entirely new high-grade gold discoveries.

Pau-a-Pique, Brazil

Pau-a-Pique is located in the Guapore Gold Belt, 120 kilometres south of Yamana’s São Francisco gold mine. Gold mineralization is hosted in a northwest striking, near vertical, pyritic shear zone at the boundary of Archean intrusive rocks and metaconglomerates of the Proterozoic Aguapeí Group. The shear zone has been traced for a strike length of at least three kilometres and is open along strike and at depth. To date, 14,772 metres of diamond drilling has been completed in 39 holes along a strike length of 800 metres.

The most significant results from drilling at Pau-a-Pique include:

Hole	Area	From	To	True Width	Gold grade
		(m)	(m)	(m)	g/t Au
PQ-31	Pau-a-Pique	499.0	506.0	5.4	1.96
	(West trap)

	including	499.0	500.0	0.8	4.55

	Pau-a-Pique	659.0	664.8	5.1	1.25
	(Main trap)

	including	660.0	661.0	0.9	3.7

PQ-37	Pau-a-Pique	873.0	885.0	9.3	2.17
	(Main trap)

	including	878.0	880.0	1.6	4.65

	Pau-a-Pique	697.0	700.7	2.4	11.21
	(West trap)

	(Main trap)

PQ-39	Pau-a-Pique	443.3	445.4	1.9	6.27
	(Main trap)

The results from hole PQ-37 are encouraging because they extend mineralization to depth by 450 metres below the previous reported high-grade zone intercepted by hole PQ-12 and increase significantly the resources potential. Drill hole PQ-31 extended the north end of mineralization by at least 60 metres. The known mineralization now has dimensions of 580 metres of strike length by 880 metres of dip length with average widths of approximately five metres.

Holes PQ-31 and PQ-37 both intercept a new mineralized structure (West Trap) 100 metres west of and parallel to the main structure. Assay results returned 5.4 metres at 1.9g/t Au and 2.4 metres at 11.2g/t Au respectively. This new mineralized structure is open to the south and down-dip.

A scoping study is expected to be commenced in 2008 to look at the possibility of creating a central mill to exploit the Pau-a-Pique and Ernesto projects.  The projects, which have similar metallurgy, are approximately 40 kilometres apart.

Pau-a-Pique is one of the more advanced targets on the Guapore Gold Belt and shows the potential to be a new mineral discovery along a gold belt that already has São Francisco in operation and São Vicente under construction.

Alhue, Chile (Minera Florida)

The Company is also pleased to report on recent advancements made at the Minera Florida project. Exploration drilling has confirmed the potential of an area known as the Mineralized Triangle.  This target is named as such given its geometry which resembles a triangle. Underground diamond drilling completed near the Millennium ore body has outlined a very wide zone of mineralization that will immediately add to resources and reserves of the immediate mine area (Figures 3, 4 and 5 attached). The best results include:

Hole	From	To	Width (m)	Au(g/t)	Ag(g/t)	Zn(%)
ALH0348	0.00	4.57	4.57	6.12	8	0.27
ALH0348	4.57	35.60	31.03	2.65	5	0.9
ALH0349	0.00	10.29	10.29	2.21	2	0.46
ALH0349	10.29	40.10	29.81	4.61	4	1.44
ALH0351	0.00	9.00	9.00	1.6	2	0.12
ALH0351	9.00	20.00	11.00	1.43	2	0.67
ALH0351	20.00	40.10	20.10	3.22	3	0.72
ALH0351	40.10	50.60	10.50	2.46	3	0.5
ALH0353	0.00	21.90	21.90	1.75	4	1.34
ALH0353	21.90	31.90	10.00	3.88	4	2.3
ALH0354	0.00	7.90	7.90	1.54	2	0.09
ALH0354	7.90	17.07	9.17	2.72	4	1.81
ALH0354	17.07	30.09	13.02	7.22	5	1.8
ALH0354	30.09	42.35	12.26	1.81	2	1.41
ALH0355	36.48	43.76	7.28	7.84	8	1.51
ALH0355	44.65	57.35	12.70	3.64	3	0.74
ALH359	30.43	34.03	3.60	3.31	6	1.43
ALH0359	38.57	55.60	17.03	4.69	4	0.35
ALH0360	17.50	25.40	7.90	11.79	13	2.49
ALH0360	28.22	47.98	19.76	2.04	1	0.51
ALH0361	19.20	26.30	7.10	3.04	3	0.43
ALH0361	26.30	37.41	11.11	6.13	6	0.59
ALH0361	37.41	47.30	9.89	2.38	1	0.33
ALH0362	14.23	24.94	10.71	2.5	5	0.36
ALH0362	24.94	28.30	3.36	1.66	4	0.34
ALH0362	28.30	32.64	4.34	1.37	9	1.02
ALH0363	18.30	19.60	1.30	1.99	1	0.24
ALH0363	13.97	16.31	2.34	5.29	2	0.91
ALH0363	16.31	24.62	8.31	3.3	2	1.46
ALH0366			0.0	Pending
ALH0368			0.0	Pending
ALH0369	34.27	52.10	17.83	4.09	3	0.94
ALH0369	52.10	62.14	10.04	12.78	12	1.71
ALH0370	15.12	24.66	9.54	6.57	15	1.79
ALH0370	24.66	32.70	8.04	1.39	4	0.18
ALH0371	0.00	3.36	3.36	9.96	14	0.6
ALH0371	30.49	34.08	3.59	0.329	6	0.23
ALH0371	66.65	73.55	6.90	2.69	13	0.51
ALH0375	42.58	59.34	16.76	Pending

Exploration at Nicaragua

Nicaragua is a highly prospective, underexplored region for mining. Exploration at Nicaragua in 2007 has focused on high priority targets and included approximately 7,200 metres of drilling. Results from Yamana’s active exploration program are currently pending.

2008 Exploration Program

Yamana will continue its dedicated exploration program in 2008 having allocated a total budget now increased to US $80 million focusing on mine, near-mine and regional exploration programs in Brazil, Chile, Argentina, Mexico, Nicaragua, Peru and Nevada. Yamana plans 450,000 metres of total drilling on all projects in 2008.

Looking Ahead

Yamana expects to complete the updated resource estimate for Amelia Ines and Magdalena (AIM), as well as QDD Lower West, by the end of 2007 at the Gualcamayo project in Argentina.  The AIM resource update will be incorporated in the update to the Gualcamayo feasibility expected by year-end. The feasibility study for C1 Santa Luz in Brazil is also anticipated by the end of 2007. An initial resource estimate at Bonanza and Al Este in Chile is expected in January 2008, followed by a new resource estimate at the Mercedes project in Mexico in February 2008.  These developments are ahead of schedule and advance Yamana’s strategic plan of progressively increasing production year-over-year to a sustainable 2.2 million ounces of gold per year from 2012.

Qualified Persons

William H. Wulftange, P.Geo., Director, Corporate Technical Compliance of Meridian Gold Inc., has supervised the preparation of the El Peñón and Alhue technical data contained within this release and serves as the “Qualified Person” as defined by National Instrument 43-101.

Evandro Cintra, P. Geo., Vice President, Technical Services of Yamana Gold Inc., has supervised the exploration on the Pilar de Goiás and Pau-au-Pique projects and has reviewed and approved the contents of this press release and serves as the “Qualified Person” as defined by National Instrument 43-101.

Quality Assurance and Control

Assaying for exploration in Chile was completed in accordance with industry standards. Samples were submitted to Acme Laboratories in Santiago, Chile for fire assay. Accuracy and prevision of results is tested through a systematic inclusion of standards, blanks and check assays.

Assaying for exploration programs in Brazil was carried out by SGS-Geosol, an ISO 9001:2000 laboratory based in Belo Horizonte, and ACME Laboratory in Goiania using fire assay on 50 gram pulps. An industry standard QA/QC program is active on all sites. Security is maintained at the core logging and sampling facilities.

About Yamana

Yamana is a Canadian gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico, Central America and the United States. Yamana is producing gold at intermediate company production levels in addition to significant copper and silver production. Company management plans to continue to build on this base through existing operating mine expansions and throughput increases, the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina and elsewhere in the Americas.

Information presented in this news release includes information relating to Meridian Gold Inc. Yamana has acquired approximately 90 percent of Meridian Gold, and is currently in the process of acquiring the remaining approximately 10 percent which is expected to be completed by year-end.

For further information, contact:

Jodi Peake	MEDIA CONTACT:
Vice President, Public & Investor Relations	Mansfield Communications Inc.
(416) 815-0220	Hugh Mansfield
Email: investor@yamana.com	(416) 599-0024
www.yamana.com

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and “forward-looking information” under applicable Canadian securities laws. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include possible variations in ore grade or recovery rates, fluctuating metal prices, prices for sulphiric acid and currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life of Chapada, availability of a local market for the sale of sulphiric acid, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place

Figure 1 – Al Este Vein

Figure 2 – Location of JOT trend targets and drill holes in Pilar de Goiás.

Figure 3 – Alhue at Minera Florida

Figure 4 – Alhue at Minera Florida

Figure 5 – Alhue at Minera Florida